Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

New Sapience, Inc.
1997 Annapolis Exchange Parkway
Suite 300 #121
Annapolis, MD 21401
newsapience.com

Up to $2,500,000.00 in Shares of Class B Non-Voting Common Stock at $6.00 per share, including the Investor Transaction Fee

and up to 458,319 Bonus Shares of Non-Voting Series B Common Stock.

Minimum Target Amount: $12,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: New Sapience, Inc.
Address: 1997 Annapolis Exchange Parkway
Suite 300 #121
Annapolis, MD 21401

State of Incorporation: DE
Date Incorporated: March 13, 2015
Website Address: newsapience.com

Terms:

Equity

Target Offering Amount (aggregate): $12,003.00 | up to 1,988* shares of Class B Non-Voting Common Stock

Offering Maximum (aggregate): $2,500,000.00 | 416,654* shares of Class B Non-Voting Common Stock

Type of Security Offered: Shares of Class B Non-Voting Common Stock

Purchase Price of Security Offered: $6.00 per share

Minimum Investment Amount (per investor): $1,050.60**

Deadline to reach Offering Maximum: March 31, 2026

* Maximum number of shares offered is subject to adjustment for bonus shares and Investor Transaction Fee. See Investment Incentives below.

**This is inclusive of a purchase of 170 shares at $6.00 per share and an investor processing fee of 3%

The offer made hereby is subject to modification, prior sale, and withdrawal at any time. Investors will be required to pay an Investor Transaction Fee to the Company equal to three percent (3.0%) of the investment amount up to a maximum Investor Ancillary Fee of $75.00, which represents the fee for a $2,500.00 investment. The Investor Transaction Fee is counted towards the Offering Minimum and Maximum, which alters the number of shares that may be issued in each case. The Investor Transaction Fee also is applied to the limit each investor may invest pursuant to Regulation Crowdfunding. The Investor Transaction fee is charged in addition to the $1,020 Minimum Investment Amount per investor, so with each minimum share purchase a fee of $30.60 will be included.

If the total amount of investment commitments does not meet or exceed the Target Offering Amount by the offering deadline, no securities will be sold in the offering. In such case, all investment commitments will be cancelled and all committed funds will be returned to investors.

If subscriptions for this offering exceed the Target Offering Amount, the Issuer will determine, in its sole discretion, how to allocate securities among investors. The Issuer may allocate oversubscriptions on a pro-rata basis, on a first-come, first-served basis, or by any other method it deems appropriate. The Issuer is not obligated to allocate oversubscriptions in any particular manner and may accept or reject subscriptions in whole or in part at its discretion.

The Offering is being made through DealMaker Securities LLC (CRD #315324, SEC 008-70756, CIK 0001872856) (the "Intermediary"). The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. Purchasers of the Securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. Prior to each closing, you will have the opportunity to cancel up to 48 hours beforehand. If your investment had not yet been accepted by the Company, you may cancel an investment commitment until up to 48 hours prior to 11:59 pm Eastern Daylight Time on March 31, 2026 (3:59 am Coordinated Universal Time on April 1, 2026)] (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to

Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

Eligibility

The Company has certified that all of the following statements are TRUE for the Company and the Co-Issuer in connection with this Offering:

1. Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2. Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));
3. Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));
4. Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
5. Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
6. Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Investment Incentives

As detailed below, each investor will receive additional bonus shares at no cost (i.e., in addition to the shares the investor purchases for $6.00 per share) if such investor makes an investment in shares within the timeframes and/or in the amounts set forth below and/or if such investor is a current stockholder of Company common stock as of the day prior to the commencement of this offering or initiated but did not complete an investment in the Company's prior Regulation CF offering that closed on March 27, 2025.

Note that (i) investors in this offering are eligible to receive Time-Based bonus shares and Amount-Based bonus shares and, if the investor is a current stockholder of Company common stock as of the day prior to the commencement of this offering, Current Stockholder bonus shares or, if the investor initiated but did not complete an investment in the Company's prior Regulation CF offering that closed on March 27, 2025, Prospective Investor bonus shares; (ii) bonus share percentages are cumulative (with the exception that any investor meeting the criteria for both Current Stockholder status and Prospective Investor status shall receive bonus shares only for their Current Stockholder status and not for their Prospective Investor status); and (iii) the investor's applicable cumulative bonus share percentage will be multiplied by the number of shares that the investor purchased for $6.00 per share.

Time-Based *

Tier 1	Invest by the end of Day 30 of the offering and receive 25% bonus shares
Tier 2	Invest between Day 30 and Day 60 of the offering and receive 15% bonus shares
Tier 3	Invest between Day 60 and Day 90 of the offering and receive 5% bonus shares

* Time-based Perks begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Daylight Time ("EDT") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date for Tier 1.

Tier 2 begins at the end of Tier 1 and concludes at 11:59 pm EDT on the 60th day (03:59 am UTC on the 61st day) following the Launch Date.

Tier 3 begins at the end of Tier 2 and concludes at 11:59 pm EDT on the 90th day (03:59 am UTC on the 91st day) following the Launch Date.

The bonus issuances described above will be classified as received based on the signature date/time on the investment commitment by the investor.

Amount-Based

Invest $5,000+ and receive 5% bonus shares

Invest $10,000+ and receive 10% bonus shares

Invest $25,000+ and receive 15% bonus shares

Invest $50,000+ and receive 20% bonus shares

Invest $100,000+ and receive 25% bonus shares

Invest $250,000+ and receive 35% bonus shares

Current Stockholder

Current Stockholders receive 50% bonus shares

Prospective Investor

Prospective investors who initiated but did not complete an investment in the Company's prior Regulation CF offering that closed on March 27, 2025, receive 50% bonus shares.

Bonus Aggregation

Bonuses will be aggregated (with the exception that any investor meeting the criteria for both Current Stockholder status and Prospective Investor status shall receive bonus shares only for their Current Stockholder status and not for their Prospective Investor status) and assigned at each closing based on the investor meeting the criteria presented.

The Company and its Business

Company Overview

New Sapience, Inc. was initially organized as Cruse Technologies LLC, a Maryland Limited liability company, on October 5, 2011, and converted to a newly formed Delaware corporation on March 13, 2015.

New Sapience has developed what we believe to be a unique technology that is supported by an issued patent: a compact and scalable system and methodology for reproducing commonsense and expert knowledge curated directly from human minds, in digital devices.

We refer to a digital device endowed with knowledge, an internal model of external reality as a "sapiens". Programmed to reason about incoming information such as natural language to extend their baseline knowledge, it is our vision that sapiens will learn through language and conversation in a manner that is virtually indistinguishable from humans. We believe this new kind of learning in machines that is cognitive rather than neural transforms them from mere computers of data and information into long-awaited thinking machines. Our technology is designed to provide sapiens for its users.

We believe that sapiens technology finally achieves what has always been the goal of Artificial Intelligence (AI): to provide humans with a tool that can acquire and apply knowledge to change the world as we envision, and do it better than, we can. From the first wave of AI to the second wave of machine learning, our sapiens technology may be considered an unprecedented third branch of AI. However, from the standpoint of first principles, sapiens technology is not AI at all. AI from its earliest beginnings is focused on emulating features of natural human intelligence in machines, whereas sapiens technology is different.

New Sapience has made no attempt to mimic brains, but instead we believe we have invented a way to create thinking machines by processes that are not found in nature. The term for this is *Synthetic Intelligence*, as opposed to Artificial Intelligence. Six decades of AI have given us the illusion of intelligence in the same sense that an imitation diamond presents the same appearance as a real diamond, but without a real diamond's desirable properties. Synthetic diamonds are like real diamonds but are created through engineered processes.

New Sapience has always believed that intelligence, real intelligence, is not one thing in an organic mind and something else in a digital one. This approach has proven to be incredibly powerful: with a tiny fraction of the resources that have been lavished on AI, we believe the Company can already demonstrate cognitive thinking and language comprehension in machines that, in our view, do not exist anywhere else. We believe our roadmap to human level intellectual performance and beyond to be clear and we anticipate it can be realized in just a few years.

We have created a software platform for synthetic intelligence applications that we envision will enable human knowledge of any scope or complexity to be efficiently curated and transcribed for sapiens. We plan to use our platform to develop product lines of specialized sapiens for both businesses and consumers and license our platform to others to ensure the technology proliferates as rapidly as possible.

We are planning on offering our products and licenses as Software as a Service (SaaS) on a monthly subscription basis. We anticipate establishing an ecology of supporting applications developed by the company and our licensees, all integrated on the sapiens common core. We believe we have vast addressable markets in which we can ultimately achieve excellent gross margins.

Competitors and Industry

Competitors

New Sapience has created new technology and a platform that we believe will lead to innumerable new products, spanning multiple vertical markets, many of which we believe currently do not exist. We believe our competitive stance is comparable to steam power technology at the beginning of the 19th century, which disrupted markets as disparate as horse-drawn transport, sailing ships and water-driven mills, with similar success. New Sapience is a technology within the market of automated machines, with competitors such as Amazon's Alexa, Google Assistant, Apple's Siri, and large language models such as Google's, Meta's, OpenAI's, and X's offerings among others. However, we believe our technology is unlike these competitors' technologies in significant ways.

From the broadest perspective, we believe we can compare ourselves to any automation solution. Today's automation software, whether based on machine learning, symbolic rules, or conventional programming, is, in our view, narrow and brittle and subject to total failure when confronted with a problem that lies outside the anticipated scope of the program; or, in the case of large language models, prone to confabulation. Development of automation software has accelerated in recent years; however, we believe no competitor has introduced a technology that operates anything like ours at its core.

Where the cost of failure is high, as with transportation systems or network management, humans must be kept in the loop, a less-than-optimal solution. We believe our platform, which is intended to provide a cost-effective means to transfer knowledge from human minds into computers, will achieve orders of magnitude increases in automation for orders of magnitude less cost. We believe this because human knowledge is general and abstract and can be applied to solve many problems. This generality is the "G" in the term Artificial *General* Intelligence (AGI). We believe New Sapience is the first to achieve it.

On a narrower scope, we believe achieving knowledge in machines is the key to genuine comprehension of natural human languages. We are aware that our technology and many of our products may inevitably be compared to today's applications such as digital personal assistants or machine learning language models. We believe this demonstrates the superiority of our approach. Our technology, unlike anything we have seen from our competitors, has a compact internal cognitive world model independent from words and grammar and can decode language generally. We believe our competitors can't begin to match the language comprehension that New Sapience has achieved, and that they will become our customers.

Industry

Automation technology is relevant to any industry where computing plays an essential role. Here is a summary of size and growth statistics of industries where sapiens technology is expected to make major penetrations:

Natural Language Processing: This is the market for chatbots and voice interfaces of all kinds. It was $9.9 billion in 2020 and projected to be $27.6 billion by 2026. Source: *Business Insider*

Industrial Automation Market: Valued at $140.39 billion globally in 2021 and is projected to reach $233.94 billion by 2028 at an estimated CAGR of 7.6%. Source: *The Insight Partners, Cision PR Newswire*

Business Process Automation (BPA) market: Valued at $9.6 billion in 2020 and projected to be $19.6 billion by 2026. Source: *Markets and Markets*

Revenue in the Robotics market is projected to reach US $6.68 billion in 2022. Source: *Statista*

Industrial Robots market expected to hit USO $ 35.68 billion by 2029 | At 11.4% CAGR. Source: *Global NewsWire*

Consumer Robots and Robotic devices market was $5.17 billion in 2020 and projected to grow to $41.7 billion by 2028. Source: *VerifiedMarket Research*

Summary: The estimated total addressable market for sapiens technology, as estimated by reliable sources currently stands at over $200 billion and is expected to grow substantially over the next 5 years. These estimates are based on existing automation technology. We anticipate that sapiens technology will make new levels of automation possible and create new markets that cannot yet be quantified.

Current Stage and Roadmap

Current Stage

As of Q1 2025, the Company has a software platform that we believe will soon be ready to support consumer and commercial product development. On this platform, our core world model, curated from human knowledge of the commonsense world, has now progressed to a point where it demonstrates the potential and scalability of our technology in what we believe to be the most challenging of all automation markets, comprehension of natural language.

Future Roadmap

We believe we will soon reach what we consider the "tipping point" capability in our core model build-out.

At this level, we believe sapiens may be able to comprehend, remember, and answer questions about virtually anything they are told within the scope of everyday human concerns and activities. We believe that when this milestone is reached, we will no longer have to explain how our technology works, because at that point, ideally anyone can see that it works.

At that point, supported by a public relations campaign and marketing, we anticipate putting sapiens online for public interaction. Our hope is that this event would be our public reveal of thinking machines that can understand what we say to them and have the intelligence to understand what we ask.

We believe this event will position the company to attract the additional capital and talent required for additional growth.

We plan on incorporating the core technology that underlies this milestone into every sapiens product and application going forward. From that point, provided we have sufficient funding, we expect to focus on the development and release of our first product. We believe this product, the Companion Sapiens, will be the vanguard of our consumer product line.

At initial release, it may require little more than the basic language understanding it had at the tipping point milestone to provide a utility we believe no other product has ever had.

We believe it will serve as auxiliary or out-board personal memory, able to understand, remember, and answer queries about every personal detail the user shares with it in perpetuity.

We believe the initial total addressable market for the Companion could be equal to the number of English-speaking users of mobile devices (with more languages anticipated to follow quickly). Offered as SaaS with large gross margins, our financial projections anticipate the company becoming profitable within months.

We believe our Pro-Sapiens product lines will add market-specific expert knowledge to the common core for each vertical.

The Team

Currently the Company is served by four full-time employees, six part-time and full-time contractors, and the directors listed below.

Officers and Directors

Name: Bryant George Cruse

Bryant George Cruse's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Annual Salary: Mr. Cruse's current salary is $225,000 per year, but currently he is being compensated at the rate of $160,000 per year in cash with the remaining $65,000 per year accruing as equity to be awarded as options at the end of 2025.
  Company Equity: 7.21% prior to commencement of this offering
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Articulates Company vision and mission; directs operations and finance.

- **Position:** President
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Direct responsibility for corporate matters

- **Position:** Chief Technical Officer
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Leads technology development

- **Position:** Chairman of the Board of Directors
  Dates of Service: March 15, 2022 - Present
  Responsibilities: Leads the Board of Directors; schedules and presides over meetings of the Board of Directors.

Name: William Robert Bandy

William Robert Bandy's current primary role is with Matrix 2. William Robert Bandy currently provides services approximately 16 hours per week in his role with the Company.

Positions and offices currently held with the issuer:

- **Position:** Chief Intellectual Property Officer

Annual Compensation: Mr. Bandy's current salary is $20,000 per year, but currently he is being compensated at the rate of $0 per year in cash with the remaining $20,000 per year accruing as equity to be awarded as options at the end of 2025.
Company Equity: 6.48% prior to commencement of this offering
Dates of Service: March 13, 2015 – Present
Responsibilities: Manages patent portfolio

- **Position:** Secretary
  Dates of Service: March 13, 2015 – Present
  Responsibilities: Corporate Secretary

- **Position:** Member, Board of Directors
  Dates of Service: March 13, 2015 - Present
  Responsibilities: Provides guidance and advice to the management team.

Other business experience in the past three years:

- **Employer:** Matrix 2 Title: Board Member
  Dates of Service: November 01, 2016 - Present
  Responsibilities: Provides guidance and direction to management team

Name: Thomas William Loveland

Thomas William Loveland's current primary role is with Mind Over Machines, Inc. Thomas William Loveland currently provides services approximately 16 hours per week in his role with the Company.

Positions and offices currently held with the issuer:

- **Position**: Chief Administrative Officer,
  Annual Salary: Mr. Loveland's current salary is $100,000 per year, but currently the majority of this is accruing as unpaid compensation to be paid in cash at the discretion of management.
  Company Equity: 2.69% (prior to commencement of this offering)
  Dates of Service: February 01, 2022 - Present
  Responsibilities: Assists CEO in all administrative matters

- **Position:** Board Member
  Dates of Service: December 09, 2021 – Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** Mind Over Machines, Inc. Title: CEO
  Dates of Service: April 05, 1989 - Present
  Responsibilities: Strategic Vision

Name: William Francis Readdy

William Francis Readdy's current primary role is with American Pacific Corp. William

Francis Readdy currently provides services approximately 10 hours per week in his role with the Company.

Positions and offices currently held with the issuer:

- **Position:** Chief Partnerships Officer
  Annual Salary: Mr. Readdy's current salary is $20,000 per year, but currently he is being compensated at the rate of $0 per year in cash with the remaining $20,000 per year accruing as equity to be awarded as options at the end of 2025.
  Company Equity: 0.45% (prior to commencement of this offering)
  Dates of Service: December 1, 2022 - Present
  Responsibilities: Chief Partnerships Officer

- **Position:** Board Member
  Dates of Service: December 1, 2022 – Present
  Responsibilities: Board Member

Other business experience in the past three years:

- **Employer:** NASA - National Aeronautics and Space Administration
  Title: Vice Chairman, International Space Station (ISS) Advisory Committee
  Dates of Service: January 1994 - Present
  Responsibilities: Deputy to Chairman of NASA Advisory Committee. Review NASA ISS program status and issues and advise NASA on courses of action.

Other business experience in the past three years:

- **Employer:** Discovery Partners International, LLC
  Title: Managing Partner
  Dates of Service: October 2005 - Present
  Responsibilities: Founder and sole partner of aerospace consultancy. Manage clients, deliverables, and finances on matters related to aerospace and technology.

Other business experience in the past three years:

- **Employer:** York Space Systems, LLC.
  Title: Advisory Board Member
  Dates of Service: April 2014 – Present
  Responsibilities: Aerospace/Satellite Technical Advice

Other business experience in the past three years:

- **Employer:** Aerojet Rocketdyne Corp
  Title: Strategic Advisory Group Member
  Dates of Service: May 2014 – September 2023
  Responsibilities: Aerospace/Launch Vehicle Technical Advice

Other business experience in the past three years:

- **Employer:** Helicity Space Corp
  Title: Advisory Board Member
  Dates of Service: November 2019 – Present
  Responsibilities: Aerospace/Spaceflight Technical Advice

Other business experience in the past three years:

- **Employer:** STARS Technology Corp.
  Title: Advisory Board Member
  Dates of Service: April 2021 – Present
  Responsibilities: Aviation Industry Technical Advice

Risk Factors

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its industry, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our",) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in this Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people believe our product is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to earn revenue and make a profit.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Our valuation and our offering price have been established internally and are difficult to assess.

The company has set the price of its Class B Non-Voting Common Stock at $6.00 per share, plus a 3% Investor Transaction Fee, see "Terms" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings.

The transferability of the Securities you are buying is limited

Any shares purchased through this crowdfunding campaign are subject to transfer restrictions set forth in the Company's stockholders' agreement and the restrictions imposed by applicable securities laws. You will not be able to control the timing of your liquidation of your investment in the shares.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. All voluntary and involuntary transfers of the securities you receive are subject to restrictions set forth in the Company's stockholders' agreement. More importantly, there is no established market for these shares and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer, and even if you find a buyer, you may be restricted from transferring them to a buyer.

If the Company cannot raise sufficient funds, it will not succeed

The Company might not sell enough securities in this or other offerings to meet its operating needs and fulfill its plans, in which case it will cease operating, and you will get nothing. Even if the Company raises all the funds it seeks to raise now, it may need to raise more funds in the future, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. Even if the Company completes successful offerings in the future, the terms of those offerings might result in your investment in the Company being worth less, because later investors might get better terms.

Operating capital could be difficult and expensive to find and raise

We may not have enough capital and may need to raise more. We anticipate needing access to credit in order to support our working capital requirements as we grow. It may be difficult for us to obtain credit on favorable terms for reasons relating to the Company itself or the broader economy. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value because of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property, and there is no guarantee we will be able to find a buyer for it. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in our Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, we may offer bonus shares which will increase your dilution and may result in a lower effective purchase price per share than your investment, and institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

The Investor Transaction Fee may not count toward your cost basis for tax purposes. The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. However, we may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion to do so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believe are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from Company insiders or immediate family members

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investment will be included in the amount raised reflected on the campaign page.

Minority Holder; Securities with No Voting Rights

The shares that an investor is buying have no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management and controlling voting stockholder discretion in making wise business decisions that will increase your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all Company creditors have been paid in full.

You are trusting that management will make the best decision for the Company

You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings" which may mean that earlier investors may not have the benefit of information that later investors have

Once we meet our target minimum amount for this offering, we may instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to numerous risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our products could fail to achieve the sales projections we expected

Our growth projections assume that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than without that budget. It is possible that our products will fail to gain market acceptance for any number of reasons. If our products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits

New Sapience was formed on March 13, 2015, and has been in research and development mode ever since. Accordingly, the Company has a limited history upon which an evaluation of its performance and prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares if and when our directors determine that we are financially able to do so, and it is possible that no distributions will ever be made. New Sapience has incurred a net loss and has generated limited revenues since inception. There is no assurance that we will ever be profitable or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early-stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. We have never turned a profit and there is no assurance that we will ever be profitable.

We have an existing patent that we might not be able to protect properly

We believe one of the most valuable assets of the Company is our intellectual property. The Company owns one patent (with more patent applications planned) and maintains trade secrets. Competitors may attempt to misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may erode the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent, trademark, or copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patent(s), trademark(s), or copyright(s) are deemed unenforceable, or our intellectual property is deemed to infringe on others' intellectual property, the Company will almost certainly lose potential revenue it might otherwise be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our intellectual property could prevent us from enforcing them

Intellectual property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patent(s), trademark(s) or copyright(s) or other intellectual property, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) or other intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s), trademark(s) or copyright(s) or other intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patent(s), trademark(s) or copyright(s) or other intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyberattacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. A cyberattack could be devastating to the Company. Further, any significant disruption in service on New Sapience or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we may rely on third-party technology providers to provide some or all our hosting and/or back-up technology. Any disruptions of services or cyberattacks either on our technology provider(s) or on the Company directly could harm our reputation and materially negatively impact our financial condition and business.

Contrarian Technical Approach

Artificial Intelligence has become a pre-eminent technological focus of our time. Machine Learning has become nearly synonymous with AI, in the media at least. There are currently unprecedented levels of hype, exaggeration, and downright deception in the field of AI. New Sapience does not use machine learning and, in fact, has attempted to take a completely contrarian approach to all previous technologies known to the Company. This requires New Sapience to invest extra effort to distinguish itself from what others are doing. This will require the Company to expend significant resources, and the Company may never be successful in distinguishing itself as an attractive technology.

Data privacy leaks

Although New Sapience does not use machine learning technologies, elements of sapiens technology may be connected to the Internet and thus may accumulate and store personal data and information. Any identification and tracking of a person could come with a risk of data privacy exploitation and misuse. While New Sapience does not, and does not intend, to use, share, or sell this tracking information for marketing purposes, a data privacy leak could occur which would threaten the integrity of the Company. If a data leak occurs, this could harm the Company's reputation and negatively impact the Company's financial condition and future growth.

There is also a risk that a data leak could violate federal and state privacy laws. A violation of data privacy laws could result in significant fines, lawsuits, civil penalties, and criminal prosecution which would materially harm the Company's financial situation, reputation, and growth.

Regulatory and legislative developments regarding artificial intelligence and machine learning

The regulatory framework for machine learning technology, artificial intelligence, and automated decision making is evolving. While we believe our technology is distinguishable from other AI and machine learning technologies, it is possible that new laws and regulations regulating our technology will be adopted in the United States, the European Union, and other non-U.S. jurisdictions, or that existing laws and regulations may be interpreted in ways that would affect the operation of our platforms and technological approach. For example, the European Parliament recently drafted legislation that will categorize AI applications by a "risk" level category. Each risk level has corresponding rules, with the most stringent rules for the highest risk levels. The legislative requirements include pre-market testing mandates, risk mitigation systems, standards surrounding the datasets used to train AI systems, and additional requirements for human oversight. Other regulations are expected to be adopted, both in the U.S. and abroad, but given that the development of the regulatory framework is in the very early stage, these regulations' ultimate impact on our business is not certain. These regulations could place restrictions on the design or use of our software and pose material impediments to our business model. The cost of complying with such laws or regulations could be significant and would decrease our operating expenses, which could adversely affect our business, financial condition, and results of operations. In addition, these regulations may affect our ability to provide and improve our services, which could result in compliance costs and potential increases in civil claims against us, which could adversely affect our business, operations, and financial situation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Valkeir Corporation*	8,000,000	Class A Voting Common Stock	31.49%

* Valkeir Corporation is controlled by Bryant Cruse, the founder and CEO of New Sapience.

The Company's Securities

The Company has authorized Class A Voting Common Stock and Class B Non-Voting Common Stock.

Class A Voting Common Stock

12,000,000 shares are authorized with a total of 11,428,572 shares outstanding. Each share of Class A Voting Common Stock has ten (10) votes, but no material rights.

Class B Non-Voting Common Stock

48,000,000 shares are authorized with a total of 14,017,909 shares outstanding. Shares of Class B Non-Voting Common Stock have neither voting rights nor material rights.

Stock Options & Warrants

The total amount outstanding includes 4,136,285 shares that are currently stock options outstanding, 1,125,555 shares to be issued pursuant to stock options reserved but unissued, and 266,026 shares to be issued pursuant to outstanding warrants.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock shares of the Company, you will have limited rights regarding the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have lesser rights than those of other investors and will have limited influence on the corporate actions of the Company. All investors will be required to execute the Company's stockholders' agreement, which contains transfer restrictions and other covenants related to the ownership of the shares.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares, including without limitation through the issuance of any bonus shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares, or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Immediate Dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is diluted because all the shares are worth the same amount, and you paid more than earlier investors for your shares.

The following table demonstrates the dilution that new investors purchasing the Company's Class B Non-Voting Common Stock will experience upon investment in the Company. This table uses the Company's self-reported book value of -$360,701 as of March 31, 2025, which is derived from the net equity of the Company as of March 31, 2025.

The following table presents two scenarios for the convenience of the reader:

- a $2,500,000 raise from this offering;
- a $2,500,000 raise from this offering combined with a $4,545,000 remaining maximum raise from the Company's concurrent Regulation D fundraising campaign, for a total maximum raise of $7,045,000.

Note that the following table EXCLUDES any bonus shares to be issued in the offering. See "Investment Incentives" for more information on bonus shares.

	$2,500,000 Reg CF Raise		$2,500,000 Reg CF with $4,545,000 Reg D Raise	

Regulation CF campaign

Price per Share	$	6.00	$	6.00
Shares Issued (1)		416,654		416,654
Capital Raised (2)	$	2,499,924	$	2,499,924
Less: Offering Costs (3)	$	249,494	$	249,494
Net Offering Proceeds	$	2,250,430	$	2,250,430

Regulation D campaign

Price per Share	$		$	4.00
Shares Issued (1)		0		1,136,250
Capital Raised	$	0	$	4,545,000
Less: Offering Costs (4)	$		$	213,525
Net Offering Proceeds	$	0	$	4,331,475

Net Tangible Book Value Pre-financing as of March 31, 2025	$	-360,704	$	-360,704
Net Tangible Book Value Post-financing	$	1,889,726	$	6,221,201

Shares issued and outstanding pre-financing as of March 31, 2025		25,446,481		25,446,481
Post-Financing Shares Issued and Outstanding		25,863,135		26,999,385
Net tangible book value per share prior to offering	$	-0.0142	$	-0.0142
Increase/(Decrease) per share attributable to new investors	$	0.0872	$	0.2446
Net tangible book value per share after offering	$	0.0731	$	0.2304
Dilution per share to new investors ($)	$	5.9269	$	5.7696
Dilution per share to new investors (%)		98.7822		96.1597

(1) Excludes any bonus shares to be issued in the offering. See "Investment Incentives" for more information on bonus shares.

(2) Investor transaction fees are counted toward the Offering Minimum and Maximum, reducing the number of shares that may be issued and thus the amount of capital that can be raised under this offering. For the purposes of this table, we assume one investor and thus the minimum possible aggregate investor transaction fees to illustrate the maximum possible shares issued and associated dilution.

(3) Includes 8.5% commission on the dollar amount of securities sold in the Offering, a $17,000 one-time activation fee, and a $4,000 monthly fee, all payable to DealMaker Securities LLC. For the purposes of this table, we assume 5 months of the monthly fee for a $2,500,000 raise.

(4) Includes transaction fees between 1.0% and 4.5% on the dollar amount of securities sold in the Offering and a $500 monthly fee, payable to DealMaker Securities LLC. For the purposes of this table, we assume a 4.5% fee on all securities sold and 12 months of the monthly fee.

.

Transferability of securities

All investors will be required to execute the Company's stockholders' agreement, which contains transfer restrictions and other covenants related to the ownership of the shares.

Subject to restrictions, the securities can only be resold or transferred:

- In an IPO or tender offer;
- To the company;
- To a spouse, child, stepchild or adopted child of the purchaser, or to a trust created for the benefit of the Stockholder or a spouse, child, stepchild or adopted child of the Stockholder.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity (Class B Non-Voting Common Stock)
  Final amount sold: $1,113,479.25
  Number of Securities Sold: 406,392 (includes bonus shares awarded)
  Price Per Share: $3.25
  Use of proceeds: technology development, working capital, advertising
  Date: October 28, 2022
  Offering exemption relied upon: Regulation Crowdfunding

- **Name:** Common Stock
  Type of security sold: Equity (Class B Non-Voting Common Stock)
  Final amount sold: N/A – campaign is currently active; $455,000 sold through April 30, 2025
  Number of Securities Sold: 196,188 through April 30, 2025 (includes bonus shares awarded)
  Price Per Share: $4.00
  Use of proceeds: technology development, working capital, advertising
  Date: January 21, 2024
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity (Class B Non-Voting Common Stock)
  Final amount sold: $2,483,882.80
  Number of Securities Sold: 292,014 (includes bonus shares awarded)
  Price Per Share: $4.00
  Use of proceeds: technology development, working capital, advertising
  Date: April 12, 2024
  Offering exemption relied upon: Regulation Crowdfunding

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to numerous factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

From its inception through April 2025, the Company operated almost entirely on capital contributions ($8.4M) with negligible revenue generation (<$100,000.) The bulk of these funds have come from "friends and family" and crowdfunding investors. The period of December 31, 2024, closed another period much like the previous year. Both periods show evidence of the need for capital contributions and raises to support the Company's expenses.

While this kind of fundraising requires considerable time devoted to sales, networking, and marketing, we believe the past ten years have demonstrated that the Company can balance fundraising and technical development to maintain its small full-time staff while making significant progress toward technical milestones. We are confident we can continue in this mode indefinitely, if necessary. However, there is no guaranty that we will be successful in raising capital in the future.

Foreseeable major expenses based on projections:

Our financial projections identify expenses for marketing and advertising and the usual legal and administrative expenses. We plan to operate without physical offices for the foreseeable future. These expenses are expected to be minimal compared to wages paid to employees and consultants.

Future operational challenges:

To date, we have raised capital from multiple private investors rather than from institutions. This means funds are received by the Company in smaller amounts over time instead of as large tranches. This will continue under Regulation CF and Regulation D equity offerings. Thus, our key challenge is to throttle staff expansion to match our rate of funding. Future challenges related to capital resources:

- Raising capital up to now has been a challenge for several reasons that we believe we understand. Venture capital has largely moved away from seed funding, and venture capital still active in seed funding consistently follows current trends. In artificial intelligence, that trend is machine learning which has become synonymous with AI. Our technology has nothing to do with machine learning and thus runs counter to the current trend.
- We don't fit the traditional model. We believe our approach is so radically different from any current approach to artificial intelligence that technical due diligence is a problem for institutional investors since it requires them to do a deep dive most seem unwilling to pursue into technology they are unfamiliar with. For this reason, we have concentrated on, and plan to continue, marketing to individuals who can invest their own money based on their own judgement.
- Though we have had a good success rate when we pitch to individuals, here too the uniqueness of our technology creates challenges. Many people, before investing in technology, like to seek input from people with more expertise in the field. There are

plenty of "AI experts" today, but to most of them AI is synonymous with data science, thus they are the last people one should ask about our technology. That is why we put together our New Sapience 101 course, so people can educate themselves. However, we understand that not every prospective investor is willing to spend hours watching our videos on YouTube.

- Another downside has been the time it takes to identify potential investors, which, with our small staff, takes away from technology development.

To the extent these factors persist, fundraising will remain challenging. However, the difficulty innovative companies have raising seed funding is one reason crowdfunding exists.

Future milestones and events:

While we have made much progress refining our message, we have seen that as our technical demonstrations have become more compelling, explaining our technology and how it works becomes less important.

Currently, our technical efforts are focused on reaching what we call the "Tipping Point" milestone. We are targeting a level of general conversational language comprehension and articulation that will reduce the need to justify our "new and strange" approach and explain how our technology works, because we believe it so clearly does work.

Our first milestone toward this tipping point will be a private beta test program leading toward an initial consumer product. We plan to begin the program this year and invite existing investors with iPhones to participate. Over the course of the test program, we will upgrade the sapiens' capabilities to enhance its utility and broaden its user appeal.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, stockholder loans, etc...)

As of April 30, 2025, the Company has capital resources available in the form of $291,036 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations because we expect to be able to continue raising funds via our existing and growing network of family and friends and our active Regulation D 506(b) fundraising campaign. However, additional capital is critical to accelerate the business plan. Please note that currently we are generating no revenue, and all our funding is from investments.

Are the funds from this campaign necessary to the viability of the company?

We believe the funds from this campaign are not necessary to the viability of the Company. However, currently we prefer individual investors over institutional investment for the reasons described above.

How long will you be able to operate the company if you raise your minimum?

The Company currently operates at a base monthly burn rate of $125,000. We have been operating near this level for a year, and at roughly a quarter to half this level for many years thanks to ongoing investor support and, as pointed out above, we anticipate being able to continue doing so indefinitely, and can adjust our staffing level as necessary. Further, to the degree that our equity fundraising campaign(s) exceed our burn rate, we believe we will be able to accelerate technical progress toward our tipping point, because we will be able to devote additional time and talent to technical work. If we raise the minimum $12,000, that will allow us to fund expenses for less than one week.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal from this crowdfunding campaign, we anticipate increasing our monthly burn rate and being able to operate for approximately one year solely on the funds raised. We are also currently running a Regulation D 506(b) fundraising campaign with a maximum funding goal of $5,000,000. If we raise the maximum funding goal from that campaign, we anticipate increasing our monthly burn rate even more and being able to operate for approximately two to three years. Further, we anticipate our maximum funding goal from this crowdfunding campaign or a similar amount from our Reg D 506(b) campaign will provide sufficient funds to take our product to the tipping point milestone described above, whereupon we anticipate being able to raise additional capital, if needed, to fund further product development and go-to-market initiatives, which in turn we anticipate will take the Company to profitability.

Are there any additional future sources of capital available to your company?

We have no guaranteed sources of capital. However, if we are able to reach the tipping point milestone described above, we anticipate we will be able to raise additional capital from additional fundraising campaigns and/or from traditional capital markets at favorable valuations.

Indebtedness

- **Creditor:** Fitch, Even, Tabin & Flannery
  Amount Owed: $13,579.96
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** Lockwood Software
  Amount Owed: $49,836.40
  Interest Rate: 12.68%
  Maturity Date: Currently due and payable

- **Creditor:** Valkeir Corporation
  Amount Owed: $29,892.06
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** Sean Reineke
  Amount Owed: $457,122.00
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** Tractal LLC
  Amount Owed: $125,000.00
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

- **Creditor:** AiPi
  Amount Owed: $8,000.00
  Interest Rate: 0.0%
  Maturity Date: Currently due and payable

Related Party Transactions

- **Name of Entity:** Bryant G. Cruse
  Relationship to Company: Officer
  Nature/amount of interest in the transaction: Through February 29, 2024, Bryant G. Cruse has personally loaned $82,616 to the Company.
  Material Terms: Amount: $82,616
  Interest rate: 0%
  Maturity date: Currently due and payable

Valuation

Pre-Money Valuation: $152,678,886.00

Valuation Details:

The Company determined its pre-money valuation based on an analysis of multiple factors including a Discounted Cash Flow Model and comparable company analyses. *Investors should be aware that the Company recently received an independent 409(A) valuation of the Company's Class B Non-Voting Common Stock (the "409A Valuation") to support the strike prices assigned to options to purchase Class B Non-Voting Common Stock issued by the Company. After discounts were applied, the 409(A) assigned only nominal value to each share of Class B Non-Voting Common Stock. This offering assumes a $6.00 per share sales price for Class B Non-Voting Common Stock, which far exceeds the value of the shares determined by the 409(A) Valuation.*

Finding a reasonable and conservative valuation for New Sapience as it exists today requires thoughtful analysis, particularly in the finding of comparable companies in comparable markets.

Most early-stage companies are either product companies with a product that fills a market niche overlooked by others or are platform companies that utilize existing technology such as the Internet to facilitate products and services by others. We believe New Sapience fits both categories as we plan both to license our core technology for third parties to develop products and services and to develop multiple product lines of our own.

Compared to other product companies, we believe New Sapience is unique in that we can field products across a wide range of markets on the same common core. We believe we need only add specific or expert knowledge and, in some cases, integrate with hardware and/or software provided by others, to field what amounts to an entirely new product. This means that our costs of goods sold, already very low due to the inherent scalability of our approach, are predicted to get continuously lower as, first, we improve the power and efficiency of our knowledge curation tools and, second, the sapiens core gets more and more knowledgeable and intelligent.

Discounted Cash Flow Assumptions & Model

Because there are no direct comparables, we use the discounted cash flow method to determine our pre-money valuation.

Because product sales are not anticipated to commence before month 18, we project five years from the conclusion of the current offering to include three-plus years of revenue. We plan on the Companion Sapiens being our first product to launch, which we hope will start generating license revenue. Our Pro-Sapiens line of business may ultimately exceed our consumer business by orders of magnitude but will take somewhat longer to develop, and we may choose to finance it from our consumer product line revenues rather than going to the capital markets. Its product sales are anticipated to commence in month 42.

Finally, we plan on the sapiens software being incorporated into an integrated circuit which will be the "brains" for robotic applications. Revenue from those is anticipated to commence at month 50. Because we believe that Companion Sapiens will be our dominant product during our first five years in the market, we need a reasonable prediction of the number of subscribers to it. The closest product to our Companion Sapiens in terms of market size and customer appeal is probably Facebook. Like Facebook, our TAM is everyone who has access to the Internet, and like Facebook we expect our product will directly impact how people connect with the world through digital devices. Facebook was first offered to the public at the end of 2006 and had 350 million users three years later, an extremely impressive growth rate since, as a totally unprecedented product, it was largely creating a new market rather than entering an existing one.

Sapiens, as what we believe will be one of the first digital entities that offer actual language comprehension, will also be creating a new market, but in our case the Big Tech companies have already conditioned the market somewhat in that people already expect to be able to use natural language as they interact with their devices.

However, since Siri, Alexa, ChatGPT, and the others have no real language comprehension, to a large degree they have created a market for a capability we believe they cannot meet. We believe sapiens will give people the user experience they have been looking for. While this belief might lead us to predict an even greater market penetration than Facebook's, we must take into consideration that Facebook is free, and any fee for our product will affect adoption significantly. Thus, for our analysis, we reduce the Facebook number of user stated above by a factor of 10 giving us 35 million subscriptions at the end of year five, three years after market introduction.

For five years the discounted cash flow (DCF) formula is:

$$DCF = CFl/(1+r)^1 + CF2/(l+r)^2 + CF3/(1+r)^3 + CF4/(1+r)^4 + CF5/(l+r)^5$$

The value CF1 is the year 1 cash flow, CF2 is the year 2 cash flow, etc.

Finally, risk factors are discussed in the Risk Factors section above where we describe some risks related to being contrarian and original in the otherwise crowded field of companies that self-identify as AI companies. We have done much to mitigate these risks. Nonetheless, in the interest of conservatism, we use a high r-factor (discount rate) of 1.23 with the result:

Approximate Calculated Valuation = $170 million

Comparable Competitors

We believe our technology is the first to offer true language comprehension, giving it generality, the ability to provide automation to any digital application. This generality is the "G" in Artificial General Intelligence (AGI) and thus makes identifying comparable companies for valuation purposes difficult. However, our business plan focuses in the near term on our consumer product, Companion Sapiens, and on building a platform to allow third parties to develop applications based on sapiens. Since the primary user interface for Companion Sapiens applications is natural language, we anticipate Companion Sapiens will compete with today's Natural Language Processing (NLP) applications.

Hugging Face, a company in this space founded in 2016, has a number of parallels to New Sapience. Its initial product was a social chatbot for teenagers, banking on novelty and entertainment rather than utility. The company later pivoted, open sourcing their chatbot engine to become a machine learning platform company in the NLP market and now also in the AI market.

We believe our Companion Sapiens will have both utility and novelty, and the Company plans to offer our development platform as soon as toolkits are ready.

Hugging Face completed six funding rounds in as many years:

> Mar 2017 Angel Round - $1.2M
>
> May 2018 Seed Round - $4M
>
> Dec 2019 Series A - $15M
>
> Mar 2021 Series B - $40M
>
> May 2022 Series C - $100M
>
> Oct 2023 Series D - $235M

Valuation data is not available for the earlier rounds, but Crunchbase and other sources estimate that the Series C round closed with a valuation of $1.9 billion, and the Series D round closed with a valuation of $4.3 billion. Hugging Face illustrates the appetite of capital markets for technology in this space. If one visualizes a typical hockey stick valuation curve for Hugging Face with the last two points at $1.9 billion and $4.3 billion, a valuation around $150 million at its formative phase, which is where New Sapience is today, seems reasonable.

A more recent comparison directly in the AGI space is Safe Superintelligence (SSI), an AGI startup founded in June 2024 by OpenAI's co-founder and former chief scientist, Ilya Sutskever. In April 2025, SSI raised an additional $2 billion in funding at a $32 billion valuation.

SSI remains pre-revenue like New Sapience and, according to press reports, has "one goal and one product: a safe superintelligence." SSI plans to build its "safe superintelligence" using large language models (LLMs), which we believe is inherently impossible because LLMs at their core are designed simply to predict the next word or token with absolutely no comprehension of the material they are processing and generating, and thus they regularly generate false and problematic output with no awareness that they are doing so. We believe such a foundation can never support, and should never be relied on as, a "safe" intelligence. Nonetheless, $32 billion is a significant valuation. It makes a valuation around $150 million for an AGI company in its formative phase – particularly one with what we believe is a unique technology that avoids the fundamental flaws of LLMs – which is where New Sapience is today, seem eminently reasonable.

Disclaimers

The Company set its valuation internally without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation we have assumed: (i) all Voting Common stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; (iii) any shares reserved for issuance under a stock plan are issued; and (iv) all shares offered and the maximum allowable bonus shares possible under the Company's current Regulation D 506(b) equity offering are issued; however, the company did not include any restricted stock awards in its valuation calculation.

Use of Proceeds

We will use investment funds principally to increase our platform's natural language comprehension in order to improve user experience and drive toward the "tipping point" we describe in our roadmap. The values listed below are estimates.

Use of Proceeds	Offering Minimum: $12,000	Offering Maximum: $2,500,000
Research & Development	0%	50%
Working Capital *	0%	25%
Advertising	92.5%	16.5%
Commission	8.5%	8.5%

* Working Capital includes but is not limited to payroll for non-R&D personnel, cloud services and software subscriptions, equipment purchases, office fees, marketing expenses, and legal, accounting, and insurance expenses.

The Company reserves the right to change the intended use of proceeds if its officers believe it is in the best interests of the Company to do so.

Intermediary Compensation

As compensation for the services provided by DealMaker Securities LLC ("Intermediary"), the Company has agreed to compensate the Intermediary a fee consisting of eight- and one-half percent (8.5%) commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing, as well as additional usage fees. The commission is paid in cash. In addition, there are other fees associated with the Offering that were paid or to be paid to Intermediary and/or its affiliates consisting of an $17,000 one-time activation fee and monthly fees of $4,000.

Investment Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancelations

Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.]

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the Offering closing at its target date.

Material Changes

Material changes to an offering include but are not limited to:

A change in the Target Offering Amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the Offering Deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its Target Offering Amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

No disqualifying event that would have triggered disqualification but occurred prior to May 16, 2016, has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report in the Investors section of its website (www.newsapience.com/investor-page) no later than April 30 of each calendar year (120 days after Fiscal Year End).

The Company must continue to comply with the ongoing reporting requirements until:

- it is required to file reports under Section 13(a) or Section l3(d) of the Exchange Act;
- it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
- it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
- it or another party repurchases all the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or it liquidates or dissolves its business in accordance with state law.

Updates

The Company will file an amendment to its Form C (Form C-U) with the Securities and Exchange Commission within five business days after reaching 50% of the Target Amount and again upon reaching 100% of the Target Amount.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C.

The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS (AUDITED) AND INDEPENDENT AUDITOR'S REPORT FOR New Sapience, Inc.



New Sapience, Inc. (the "Company") a Delaware Corporation

Financial Statements (Audited) and
Independent Auditor's Report

Years ended December 31, 2024 & 2023



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT AUDITOR'S REPORT

To Management
New Sapience, Inc.

We have audited the accompanying statements of financial position of New Sapience, Inc. as of December 31, 2024 and 2023, and the related statements of operations and comprehensive loss, statement of changes in stockholders' equity (deficit), and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of New Sapience, Inc. as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
May 20, 2025
Vincenzo Mongio


NEW SAPIENCE, INC.
STATEMENTS OF FINANCIAL POSITION (AUDITED)


		As of December 31,	
		2024	2023
Assets			
Current Assets:			
Cash and Cash Equivalents	$	95,721 $	147,571
Prepaid Expenses		3,144	11,580
Payroll Tax Receivable		5,380	19,673
Other Receivable		14,824	16,187
Total Current Assets		119,069	195,011
Other Assets:			
Equipment, net of Accumulated Depreciation		2,473	3,886
Deferred Offering Costs		11,586	11,586
Total Other Assets		14,059	15,472
Total Assets	$	133,128 $	210,483
Liabilities and Stockholders' Deficit			
Liabilities			
Current Liabilities:			
Accounts Payable	$	44,431 $	54,960
Accrued Interest on Accounts Payable		31,181	24,199
Accrued Expenses		100,750	14,781
Accrued Salary		437,122	437,122
Convertible Notes - Related Parties		115,000	-
Accrued Interest on Convertible Notes - Related Parties		1,419	-
Notes Payable - Related Party		52,508	152,508
Total Current Liabilities		782,411	683,570
Total Liabilities		782,411	683,570
Commitments and Contingencies (Note 4)			
Stockholders' Equity (Deficit)			
Class A Voting Common Stock, 12,000,000 Authorized at Par Value of $0.00001, 11,428,572 Shares Issued and Outstanding as of December 31, 2024 and 2023		114	114
Class B Non-Voting Common Stock, 48,000,000 Authorized at Par Value of $0.00001, 8,072,217 and 7,584,015 Shares Issued and Outstanding as of December 31, 2024 and 2023, respectively		79	74
Additional Paid in Capital		10,230,054	9,471,856
Accumulated Deficit		(10,879,530)	(9,945,131)
Total Stockholders' Equity (Deficit)		(649,283)	(473,087)
Total Liabilities and Stockholders' Equity (Deficit)	$	133,128 $	210,483

NEW SAPIENCE, INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (AUDITED)

| | Year Ended December 31, | |
	2024	2023
Revenues:		
Revenue	$ -	$ -
Total Revenues	$ -	$ -
Cost of Revenue:		
Cost of Revenue	$ -	$ -
Total Cost of Revenue	$ -	$ -
Gross Profit	$ -	$ -
Operating Expenses:		
Advertising and Marketing	$ 1,375	$ 110,540
General and Administrative	647,383	237,865
Research & Development	232,312	161,137
Stock-Based Compensation	40,000	1,938,630
Depreciation	1,413	353
Total Operating Expenses	$ 922,483	$ 2,448,525
Other (Income) Expense:		
Interest Expense	$ 8,401	$ 9,730
Other Expense	3,515	2,140
Other Income	-	(22,024)
Total Other (Income) Expense	$ 11,916	$ (10,154)
Loss from Continuing Operations Before Income Taxes	$ (934,399)	$ (2,438,371)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	$ (934,399)	$ (2,438,371)
Comprehensive Loss	$ (934,399)	$ (2,438,371)

NEW SAPIENCE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

	Class A Voting Common Stock		Class B Non-Voting Common Stock		Additional Paid-in Capital, Net of Offering Costs	Accumulated Deficit
	Shares	Amount	Shares	Amount		
Balance on December 31, 2022	11,428,572	$ 114	7,199,993	$ 70	$ 5,760,442	$ (7,506,760)
Stock-Based Compensation - Options	-	-	-	-	1,938,630	-
Stock-Based Compensation - Options Prior Period	-	-	-	-	1,025,897	-
Common Shares Issued for Cash	-	-	373,596	4	745,887	-
Common Shares Issued as Compensation	-	-	10,426	-	1,000	-
Net Loss	-	-	-	-	-	(2,438,371)
Balance on December 31, 2023	11,428,572	$ 114	7,584,015	$ 74	$ 9,471,856	$ (9,945,131)
Stock-Based Compensation - Options	-	-	-	-	40,000	-
Common Shares Issued for Cash	-	-	488,202	5	718,198	-
Net Loss	-	-	-	-	-	(934,399)
Balance on December 31, 2024	11,428,572	$ 114	8,072,217	$ 79	$ 10,230,054	$ (10,879,530)

NEW SAPIENCE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (AUDITED) (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

		Total Stockholders' Deficit
Balance on December 31, 2022	**$**	**(1,746,134)**
Stock-Based Compensation - Options		1,938,630
Stock-Based Compensation - Options Prior Period		1,025,897
Common Shares Issued for Cash		745,891
Common Shares Issued as Compensation		1,000
Net Loss		(2,438,371)
Balance on December 31, 2023	**$**	**(473,087)**
Stock-Based Compensation - Options		40,000
Common Shares Issued for Cash		718,203
Net Loss		(934,399)
Balance on December 31, 2024	**$**	**(649,283)**

NEW SAPIENCE, INC.
STATEMENTS OF CASH FLOWS (AUDITED)

	Year Ended December 31,	
	2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	$ (934,399)	$ (2,438,371)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock Based Compensation - Options	$ 40,000	$ 2,964,527
Proceeds from Common Stock Issued for Services	-	1,000
Depreciation	1,413	353
Deferred Offering Costs	-	(11,586)
Accrued Interest On Convertible Notes	1,419	-
Accrued Interest On Accounts Payable	6,982	6,196
Changes in operating assets and liabilities:		
Payroll Tax Credit Receivable	14,293	(15,134)
Prepaid Expenses	8,436	(10,931)
Other Receivables	1,363	(16,187)
Accounts Payable	(10,529)	(27,384)
Accrued Expenses	85,969	(1,011,159)
Net Cash provided by (used in) Operating Activities	$ (785,053)	$ (558,676)
INVESTING ACTIVITIES		
Purchase Equipment	$ -	$ (4,239)
Net Cash provided by (used by) Investing Activities	$ -	$ (4,239)
FINANCING ACTIVITIES		
Proceeds from the Sale of Common Stock	$ 1,414,810	$ 1,074,866
Offering Costs	(696,607)	(328,975)
Proceeds from Convertible Notes	115,000	-
Proceeds from Note Payable - Related Party	-	220,008
Repayment of Notes Payable - Related Party	(100,000)	(313,803)
Net Cash provided by (used in) Financing Activities	$ 733,203	$ 652,096
Cash at the beginning of period	$ 147,571	$ 58,390
Net Cash increase (decrease) for period	(51,850)	89,181
Cash at end of period	$ 95,721	$ 147,571

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

New Sapience, Inc. ("the Company") was originally formed in the State of Maryland on October 5th, 2011 under the name of Cruse Technologies, LLC prior to its conversion to a Delaware Corporation on March 13th, 2015. The Company has not commenced principal business operating activities and is currently in research and development. It plans to generate revenue from the artificial intelligence software that it is currently researching and developing.

The Company has conducted several rounds of investments to raise operating capital and plans to continue raising capital via investors to fund its development and go to market strategies.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

<u>Use of Estimates and Assumptions</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

<u>Fair Value of Financial Instruments</u>

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below:

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/24
Equipment	3	13,154	(10,681)	-	2,473
Grand Total	-	13,154	(10,681)	-	2,473

<u>Accounts Payable</u>

Included within the Company's total accounts payable balance are unpaid invoice balances owed to its software consulting firm in the total amount of $30,851. The Company entered into an agreement with this service provider in which it accrues interest at a rate of 12.00% per year on the balance of unpaid invoices. This resulted in an interest payable balance of $31,181 and $24,199 as of December 31, 2024 and 2023, respectively.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

Stock Options

In 2015, the Company has authorized its New Sapience, Inc. 2015 Stock Incentive Plan ("the Plan") for the purposes of attracting and retaining key personnel. A total of 9M shares of Class B Non-Voting Common Stock have been allocated towards this Plan to be granted as Stock Options and Restricted Stock Awards.

The Company accounts for stock options issued to employees and nonemployees alike under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company has elected to implement the intrinsic value method and uses recent market sales of stock to determine the fair market value of stock and use it to measure the intrinsic value of option grants.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price		Aggregate Intrinsic Value		Weighted-Average Remaining Contractual Term (in years)
Total options outstanding, January 1, 2023	2,941,563	$	0.01	$	-	4
Granted	918,670	$	0.03	$	-	9
Exercised	-	$	-	$	-	-
Expired/cancelled	-	$	-	$	-	-
Total options outstanding, December 31, 2023	3,860,233	$	0.01	$	-	5
Granted	276,052	$	0.03	$	-	10
Exercised	-	$	-	$	-	-
Expired/cancelled	-	$	-	$	-	-
Total options outstanding, December 31, 2024	4,136,285	$	0.01	$	-	5
Options exercisable, December 31, 2024	4,054,972	$	0.01	$	-	5

The following is an analysis of nonvested options to purchase shares of the Company's stock:

	Nonvested Options	Aggregate Intrinsic Value
Nonvested options outstanding, January 1, 2023	-	$ -
Granted	916,670	$ -
Vested	(907,670)	$ -
Forfeited	-	$ -
Nonvested options outstanding, December 31, 2023	9,000	$ -
Granted	276,052	$ -
Vested	(203,739)	$ -
Forfeited	-	$ -
Nonvested options outstanding, December 31, 2024	81,313	$ -

Warrants

The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2023 to be negligible and, accordingly, none was recognized. There were no issuances during 2023 or 2024. Warrants for 173,999 shares of Class B Non-Voting Common stock were due to expire in 2024 and the Company authorized and directed that the expiration dates of these warrants be extended by five (5) years.

The following table summarizes information with respect to outstanding warrants to purchase common stock of the Company, all of which were exercisable, at December 31,

Exercise Price	Number Outstanding	Expiration Date
1.75	64,430	3/18/2029
1.75	56,854	7/12/2029
1.75	35,572	11/7/2029
1.75	17,143	12/10/2029
1.75	6,858	3/7/2025
1.75	2,858	4/2/2025
1.75	11,429	4/5/2025
1.75	6,858	4/6/2025
1.75	5,000	4/17/2025
1.75	32,734	1/7/2026
1.75	8,572	5/11/2026
1.75	5,716	6/28/2026
1.75	2,858	7/16/2026
1.75	2,286	1/27/2027
	259,168	

A summary of the warrant activity for the year ended December 31, 2024 is as follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value in $
Outstanding at January 1, 2023	259,168	$1.75	5.31	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at January 1, 2023	259,168	$1.75	5.31	-
Grants	-	-	-	-
Exercised	-	-	-	-
Canceled	-	-	-	-
Outstanding at December 31, 2024	259,168	$1.75	3.23	-
Vested and expected to vest at December 31, 2024	259,168	$1.75	3.23	-
Exercisable at December 31, 2024	259,168	$1.75	3.23	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

Since 2016, the Company has accrued salaries for its CEO and a former executive. The portion of this accrual owed to the Company's CEO was converted into equity in the amount of 406,548 shares of Class B Non-Voting Common Stock during 2022. The remaining balance of $437,122 is still owed to the Company's aforementioned former executive as of December 31, 2024 and 2023.

During 2015, the Company entered into an unsecured, non-interest bearing loan agreement with a former executive and a corporation owned by the Company's current CEO. Those notes are due upon demand. The remaining loan balances totaled $20,000 and $29,892 for each respective related party, for 2024 and 2023.

In August 2018, the Company entered into an unsecured, non-interest bearing loan agreement with its CEO for $250,000 and this loan is due upon demand. The total ending balance of this loan was $2,616 and $102,616 as of December 31, 2024 and 2023.

In 2024, the Company entered into convertible promissory notes with an aggregate principal balance of $115,000. The notes accrue simple interest at a rate of 10% per annum and mature on May 31, 2025. Upon a Qualified Financing resulting in at least $5,000,000 of gross proceeds (excluding proceeds from the conversion of the notes or other indebtedness), the outstanding principal and accrued interest automatically convert into the securities issued in the financing at the lower of (i) a 50% discount to the price paid by new investors or (ii) a price based on a $100,000,000 valuation cap. Repayments are made first to accrued interest and thereafter to principal. If not earlier converted, all outstanding amounts are payable in full on the Maturity Date. The Company had accrued interest of $1,419 related to these convertible notes.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

From 2015 through 2018, the Company entered into unsecured, non-interest bearing notes payable which are due upon demand. Those loans were entered into with related parties and are outstanding as of December 31, 2024 and 2023. Refer to Note 3 for the details on these loans.

During 2024, the Company entered into convertible notes bearing interest at 10% and mature in 2025. The notes were entered into with related parties and are outstanding as of December 31st, 2024 and 2023. Refer to Note 3 for the details on these notes.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2024				For the Year Ended December 2023			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Convertible Notes - Related Parties	115,000	10%	May 31st, 2025	115,000	-	-	1,419	-	-	-	-
Notes Payable – Related Parties	152,508	N/A	Upon Demand	52,508	-	52,508	-	152,508	-	152,508	-
Total				**167,508**	**-**	**52,508**	**1,419**	**152,508**	**-**	**152,508**	**-**

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	167,508
2026	-
2027	-
2028	-
2029	-
Thereafter	-

NOTE 6 – EQUITY

Capital Structure

Upon incorporation, the Company initially authorized 18M shares of Common Stock at a par value of $0.00001 per share of which 12,000,000 were designated as Class A Voting Common Stock, and 6,000,000 were designated as Class B Non-Voting Common Stock. Following a subsequent amendment in August of 2022, the Company increased the number of authorized shares of Class A Voting and Class B Non-Voting Common Stock to 12,000,000 and 48,000,000, respectively.

A total of 11,428,572 shares of Class A Voting Common Stock were issued and outstanding as of December 31, 2024 and 2023.

Voting: Holders of Class A Voting Common Stock are entitled to ten (10) votes per share.

Dividends: Holders of Class A Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

A total of 8,072,217 and 7,584,015 shares of Class B Non-Voting Common Stock were issued and outstanding as of December 31, 2024 and 2023, respectively.

Voting: Holders of Class B Non-Voting Common Stock are not entitled to vote.

Dividends: Holders of Class B Non-Voting Common Stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 6 – EQUITY (CONTINUED)

Stock Issuances

During 2023, the Company sold shares of its Class B Non-Voting Common Stock at $3.25 per share. A total of 373,596 shares were sold for total proceeds of $1,041,978 and the Company incurred a total of $328,975 in offering costs. Further, the Company issued 10,426 shares of Class B Non-Voting Common Stock in exchange for services totaling valued at $33,884.

In January 2024, the Company launched a Regulation D 506(b) fundraising campaign at a price of $4.00 per share with bonus shares available to existing shareholders and to investors who meet certain time-based and amount-based investment incentives for a total issuance of 196,188 shares of Class B Non-Voting Common Stock. The Company received total proceeds of $455,000.

In April 2024, the Company launched a Regulation CF fundraising campaign at a price of $4.00 per share with bonus shares available to existing shareholders and to investors who meet certain time-based and amount-based investment incentives for a total issuance of 292,014 shares of Class B Non-Voting Common Stock. Throughout 2024, the Company received total proceeds of $957,310 and incurred a total of $696,606 in offering costs.

Stock-Based Compensation

The Company issued stock options to several employees and nonemployees as compensation for services. During 2022, the Company issued stock options to purchase 751,523 shares of Class B Non-Voting Common Stock with a strike price of $0.01 to employees for a total stock-based compensation of $922,512. Additionally, the Company issued stock options to purchase 10,000 shares of Class B Non-Voting Common Stock with a strike price of $0.01 to a nonemployee as payment for services. A stock-based compensation expense of $47,400 was recognized by the Company. Lastly, during 2022, the Company issued shares payable for stock-based compensation from previous periods and those resulted in a stock-based compensation expense of $359,202.

During 2023, the Company issued stock options to purchase 770,602 shares of Class B Non-Voting Common Stock with a strike price of $0.01 to employees for a total stock-based compensation of $1,613,813. Additionally, the Company issued stock options to purchase 148,068 shares of Class B Non-Voting Common Stock with a strike price of $0.01 to a nonemployee as payment for services. A stock-based compensation expense of $324,817 was recognized by the Company. Lastly, during 2023, the Company issued shares payable for stock-based compensation from previous periods and those resulted in a stock-based compensation expense of $1,025,897.

During 2024, the Company issued stock options to purchase 276,052 shares of Class B Non-Voting Common Stock with a strike price of $0.027 to employees for a total stock-based compensation of $40,000.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 20, 2025, the date these financial statements were available to be issued.

On March 14 and March 27, 2025, the Company issued convertible promissory notes in the principal amount of $100,000 and $30,000 to an investor. The notes bear simple interest at a rate of 10% per annum and mature on April 30, 2025. Interest and principal are payable in full on the maturity date. At the option of the holder, provided notice is given at least five days prior to maturity, the outstanding principal and accrued interest may be converted into shares of the Company's common stock at a fixed conversion price of $2.00 per share.

NOTE 7 – SUBSEQUENT EVENTS (CONTINUED)

In March 2025, the Company issued two convertible promissory notes to investors with an aggregate principal amount of $95,000. The first note, in the amount of $30,000, was issued on March 27, 2025, and the second, in the amount of $65,000, was issued on March 28, 2025. Both notes bear simple interest at a rate of 10% per annum and mature on April 30, 2025. Interest and principal are due and payable in full on the maturity date. At the election of the respective holders, provided notice is given at least five days prior to maturity, the outstanding principal and any unpaid accrued interest may be converted into shares of the Company's common stock at a fixed conversion price of $2.00 per share.

From January 1st, through March 31st, 2025, the Company received total gross proceeds of $962,777 through Regulation Crowdfunding ("Reg CF") offerings.

The Company incurred additional issuance costs of $903,483.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from capital investment. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

NEW SAPIENCE, INC. REGULATION CF CAMPAIGN LANDING PAGE

EXHIBIT D TO FORM C

NEW SAPIENCE, INC. REGULATION CF CAMPAIGN VIDEO TRANSCRIPT